

July 12, 2011

<u>Via E-mail</u>
Herschel S. Weinstein
Corporate Secretary
Forest Laboratories, Inc.
909 Third Avenue
New York, NY 10022

> **Re: Forest Laboratories, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed July 8, 2011**
> **File No. 001-05438**

Dear Mr. Weinstein:

We have reviewed the above listed filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Will my shares be voted if I don't provide instructions to my broker?, page 4

1. We note your response to our prior comment 5. Please revise the second paragraph of your disclosure in this section to state in the last sentence that brokers will not be allowed to vote with respect to the proposal to ratify the appointment of BDO USA, LLP.

What vote is required to approve, on an advisory basis, the compensation…?, page 5

2. We note your response to our prior comments 6 and 7. Please advise us as to the basis for your conclusion that broker-held shares without voting instructions are not entitled to vote. While we understand that brokers are not permitted to vote the shares on behalf of beneficial owners in these circumstances, the shares themselves would appear to remain entitled to vote on the proposal. Please cite the authority upon which you rely for your conclusion.

Background to Potential Contested Solicitation, page 11

3. Please expand your disclosure to explain why you rejected the Icahn Group's June 16, 2011 Section 220 demand as improper under Delaware law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or me at (202) 551-3503 with any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions